Exhibit 99.1

ThermoGenesis Corp.

Video 1, Overview of TotipotentRX and Cesca Therapeutics

December 20, 2013

Matthew Plavan:
Hello everyone and welcome.  I’m Matt Plavan, the CEO of ThermoGenesis and I’m here today with Ken Harris, the CEO of TotipotentRX.  We are pleased to be with you today and to take this opportunity to talk about the proposed merger between our two companies which will create a new company called Cesca Therapeutics.

This is the first in a series of short videos designed to help educate our investors, our customers and patients as to the benefits of this proposed merger.

Before we get started, I’d like to point out that we have filed a merger proxy on the Form S-4 with the Securities and Exchange Commission in early November of 2013.  This proxy provides a sense of information regarding this merger including a background on the merger and reasons we believe this merger is in the best interest of our shareholders for each of our companies.

Okay, so let me start by dialing back the lens a little bit, and as I’m sure you’re aware, there are a number of factors coalescing today that threaten the viability of our healthcare system.  Among them are an aging population, an increasing prevalence in chronic conditions that cannot be cured by drug and other therapies, and a rapidly, seemingly endless rise in the cost of care.  There is good news, however, and that is that we have discovered how to harness the body’s ability to heal itself through regenerative medicine.  As you know, regenerative medicine is the practice of deriving and concentrating stem and other regenerative cells from various tissue sources, including cord blood, bone marrow and adipose tissue—or what was fat—to treat diseased or damaged tissue.  And because regen med has proven safe and is curative in nature, many believe, as do we, it is the antidote for major conditions that are threatening the healthcare system.  In fact, the potential savings in direct costs of chronic care from regenerative medicine therapies is estimated at $250 billion per year, just in the US alone, and the market for the therapies themselves is projected to be over $6 million in 2020.  We’re off to a good start with over a billion dollars invested in this space this past year, and over a billion dollars in revenues generated from therapies in the past year.

Now, as with every emerging market, there are specific stages of development.  With regard to the regenerative medicine therapies, we’ve proven that they can be used safely and effectively to treat a number of critical and chronic conditions.  Perhaps what is most important to understand about regenerative medicine is that it’s transformative in every way, but perhaps most importantly, it’s transformative in how it’s delivered to the patient.  We’re talking about treating patients with live cells, not inert compounds traditional to the pharmaceutical model; thus we have discovered, as a society, the potential solution to most of our healthcare challenges by harnessing the power of the human body, but our healthcare delivery system is not currently equipped to handle and deliver a live product.

It is against the backdrop of these macro market conditions we believe our merger is so compelling.  We’re combining ThermoGenesis’ market-leading experience in engineering the automation of live cell processing with Totipotent’s broad proprietary cell formulation experience.  Together, we can efficiently develop safe and effective cell therapies that are seamlessly integrated in the existing healthcare system in a single 60- to 90-minute procedure at the patient’s bedside.

We believe Totipotent is the ideal partner for us to best unlock the potential of our systems and capabilities for the regenerative medicine market.  Through their exclusive partnership with the Fortis Hospital Network, Toti has successfully completed eight pilot or Phase I stem cell trials in humans.  This constitutes a portfolio of proprietary clinical treatment protocols that we believe is unmatched and will leapfrog the combined company into position to expedite its US clinical trial activities in key large target markets including cardiac and other vascular indications.  Furthermore and equally important, having a cord blood bank facility of their own, Totipotent has extensive first-hand experience in cell processing and storage of cord blood stem cells which remains a critical and important part of our current and future business.  Their experience has and will continue to bring a new dimension of innovation to our cord blood customers.

In short, we believe this merger positions the combined company squarely to target the emerging multi-billion dollar regenerative medicine market.

Ken, I’d like to start this discussion with you giving us a little of background on yourself and on Totipotent.

Kenneth Harris:
Okay.  Professionally I am trained as a molecular biologist and I completed graduate school at Indiana University and then moved on, entering a sales and marketing career and then later on being the Global President of the Pall BioSciences for their medical devices, healthcare and cell therapy-based business.  Out of that, I developed a strong relationship and a longtime relationship with ThermoGenesis, because of Pall; we manufactured their products and so it really goes back to almost the year 2000 when that relationship started to be formed.

Through the Pall opportunity, I had—I started to learn a lot about cell therapy and that was a new marketplace for me, and really started to—wanting to pursue cell therapy as a separate company.  So in 2007, I formed TotipotentRX and, in 2008, went to India, and the reason for going to India was our desire was to produce novel therapeutic devices for the regenerative medicine market, realizing that that was quite different than traditional medical device space.  Over time that evolved into being more clinically oriented because physicians didn’t really know how to use devices we were just providing to them in a box.  They needed protocols and guarantee of performance and things like that, so we developed a relationship with Fortis Healthcare in needing both the channel for the products we were selling, as well as needing the clinical expertise to help us further optimize the methodologies.

Since then, in 2010, we signed an exclusive arrangement with Fortis Healthcare.  We have an exclusive collaboration with them globally, and out of that we were able to go back to the market and raise additional capital funding and brought in an investment base of very senior executives from Deutsche Bank in Germany and were able to get through our next round of company expansion, which brought us, actually, to developing all of our clinical therapeutics.

Matthew Plavan:
Yes, the Fortis relationship is going to be very important to Cesca, so can you give us a little better insight as to that partnership and how you see it benefiting Cesca?

Kenneth Harris:
The relationship really developed, as I mentioned, in first meeting a pathway to market.  Fortis is the largest private healthcare provider in Asia and one of the largest private healthcare providers worldwide.  Today, they have over 72 hospitals; they admit over 10,000 patients per day in their network and they see over 15,000 patients per day in their outpatient department, so we have a reach into the patient base that just isn’t available to us through any other avenue.  So from that standpoint, our potential for enrolling patients and just seeing more patients with a disease indication improves significantly.

The second area why Fortis has been helpful for us is we don’t have obviously the capability to practice medicine.  We’re an engineering and scientific research group, so Fortis’ tertiary care capability—they’re internationally accredited—they have globally recognized scholastic and academic clinicians that lead their department heads.  They’re capability of just practicing world-class medicine is unmatched, and I would say is on par with any institution in the US.

They’re funded; their funding is very significant.  The proprietors and the founders of Fortis were the proprietors and founders of Ranbaxy Pharmaceuticals.  When they sold that to the Japanese they invested all that into—with their vision of being the largest healthcare provider worldwide, and they’re well on their way to being that today.

From a Cesca perspective, what working with Fortis allows us to do, one, we can do our clinical trials much more cost-effectively.  They’re our partner and their expertise in clinical trials is also unmatched.  Presently, this year alone, they have 176 international clinical trials underway in the Fortis network and we can leverage that expertise and the in-house capability to help us just get through the regulatory pathways and execute our trials at an international standard much faster than we could do as a small company.

Matthew Plavan:
Let’s talk a little bit about the accomplishments that Toti has made through that channel.  Toti has 10 clinical protocols, eight clinical studies in humans and you have near-term plans for advancing several disease indications into the next phase studies.  What do you see as the main advantages of the Toti approach?

Kenneth Harris:
First of all, we’re most excited our orthopaedic and cardiovascular therapeutics.  It’s been an area—we stated the company focusing in neurological, cardiovascular and orthopaedics.  I think the neurological space is quite challenging; we only have so much bandwidth.  But since collaborating with Fortis and starting this process in 2010, we have taken eight methods and therapeutics through early pilot or Phase I trials.  So we’ve treated over 600 patients; I think it’s one of the largest patient pools that have been treated with advanced therapeutics globally in a development stage, and of those are in the process of completing the eight indications that you mentioned.  And the cardiovasculary, or one we have for myocardial infarction, we’ve already completed a pilot trial of one, which was a proof of principle, and then we have completed safety and efficacy in our critical limb ischemia trial.

As far as for Cesca, we would—our plan calls for pursuing four of those trials through to full commercialization, and we may out-license or sell off some of the other work that’s been developed to date.

Matthew Plavan:
And how do you envision our two relatively small companies being successful in what many consider to be a challenging technical space?

Kenneth Harris:
I think small is not necessarily a disadvantage and I would also challenge the fact that we are not small in capability.  We have over 100 professional employees, the combined company, that are knowledgeable and skilled in the area of regenerative medicine and combining the two companies brings all the engineering and all the clinical and scientific expertise that would really parallel any of our competitors in large pharma on an individual project.  I think combining the two companies together, ThermoGenesis engineering capability, in my opinion, is unmatched.

Matthew Plavan:
Mm-hmm.

Kenneth Harris:
And has significant contribution to the joint company, and I would say our scientific and clinical development program, with Fortis, is also unmatched in the space.

Matthew Plavan:
Mm-hmm.  One of the things I get asked is, “okay, this sounds great and exciting, but how are you going to fund this?”  And what we have disclosed in response to that question to date is that we expect to need $15 to $20 million in growth capital to execute on the four indications that you just mentioned and in terms of source of that capital, I think the capital markets are very active with regard to regenerative medicine and companies like what Cesca aims to be, and that we think that presents a great opportunity for investors in the capital market.  We also know that there are partners that we’re working with today and potential partners that we are interested in, in engaging that may have an interest in collaborating through strategic alliances that could provide strategic financing and funding for these clinical developments.  So we think we’ve got access to capital, the growth capital, from a number of potential sources, but I think what’s also interesting to understand is that when you look at 15 to 20 million to advance for clinical indications through to major milestones, that doesn’t seem like a lot in the context of traditional pharmaceutical investments and capital requirements, and there’s a reason for that.  Can you speak to that?

Kenneth Harris:
Right.  So I think first and foremost, we are all challenged in regenerative medicine, whether you’re a shareholder or a regulatory agency or even a development scientist, in needing to take off our old pharmaceutical hat and shift paradigms that cell therapy, and I think even as Europe calls them, advanced therapies, and they put gene and cell therapy together, and the USFDA has formed a division called Gene and Cell Therapy as well.

We need to forget how we did things in the past because a small, stable molecule given in a pill and our need to understand that, how it distributes to the body, how it’s absorbed, et cetera, et cetera, is quite different than injecting, in our case, the patient’s own cell, an autologous cell, back into their body to harness the natural body’s healing ability.  And so just the way we design those studies are very different.  We have biological complexities that we don’t need to pursue tens of thousands of patients in pivotal trials, and we can’t pursue them; the data would be fairly meaningless to us.  So I think to date there have been no Phase III trials or pivotal trials, meaning the trials that tell you right before you go to the regulatory agency for approval, that have exceeded 800 to 1,000 patients, and we’ve looked at all of our variables and done a biostatistics on it and I don’t anticipate any of our trials needing more than 400 to 800 patients in that pivotal pre-marketing approval.

Matthew Plavan:
And there are advantages to having the relationship, as you spoke earlier about, with Fortis to accelerate that process even further than if we were just trying to do this in the US markets, for example.  Can you talk just a minute about that?

Kenneth Harris:
First of all to date, we have completed or are completing the eight pilot or Phase I trials, so that work is coming to completion.

Matthew Plavan:
Mm-hmm.

Kenneth Harris:
And that’s been in collaboration with Fortis and we’ve had a significant amount of cost savings, and that’s roughly about one-fifth of the cost it would be to run similar trials in the US and Europe, but secondly going forward, Fortis offers us the most advanced imaging equipment with the most advanced clinical trial team that we can find in the market.  At one-fifth of the cost savings, that parlays to us, if you say that a traditional drug for going through each phase of trials costs X amount, you can just do the math and figure out that we’re going to be significantly below that, and that’s the power of the partnership.

Matthew Plavan:
Mm-hmm.

Kenneth Harris:
And in addition, I think you’ve alluded to other partnerships that are interesting and we understand we don’t have expertise in every area and we are seeking partnerships and have other partnerships in very late stage development that will contribute to our success of bringing the therapeutics to market.

Matthew Plavan:
I think that a great segue, really, to close out this first session and set us up for the second session, and that is to go a little bit deeper into trials in India.

Kenneth Harris:
Mm-hmm.

Matthew Plavan:
Clinical trials and there’s a lot of questions about that.  You know, when you do work in India, clinically speaking, is it acceptable to the FDA?

Kenneth Harris:
Right.

Matthew Plavan:
Is it the same as doing it in the US and so on?  So I’d like to thank you for your time today and I’d like to thank you all for joining us and we look forward to having a second session and a third session, but the next one we want to take you through is a little more detail on doing clinical trials in India and being able to use that data that’s generated in the US.